Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kraton Corporation:
We consent to the incorporation by reference in the registration statement on Form S-8 of Kraton Corporation of our reports dated February 24, 2016, with respect to the consolidated balance sheets of Kraton Performance Polymers, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Kraton Performance Polymers, Inc. Our report dated February 24, 2016 refers to a change in accounting for deferred income taxes.

(signed) KPMG LLP
Houston, Texas
February 24, 2017